SUB ITEM 77I
SELIGMAN GLOBAL FUND SERIES, INC.

TERMS OF NEW OR AMENDED SECURITIES


All series of the registrant issued a new class of common stock, Class R shares, commencing April 30, 2003. Class R shares has a par value of $0.001. Class R is offered to certain employee benefit plans and is not available to all investors. Except as described below, Class R is equal as to earnings, assets, and voting privileges with the other classes of common stock offered by the registrant. Class R is not subject to any initial sales charges, but is subject to a distribution fee of up to 0.25% and a service fee of up to 0.25% on an annual basis, and a contingent deferred sales charge, if applicable, of 1% on redemptions made within one year of a plan's initial purchase of Class R. Class R also bears certain other class-specific expenses. As required by the 1940 Act, Class R is preferred over all other classes in respect of assets specifically allocated to it. Class R has exclusive voting rights with respect to any matter to which the 1940 Act or applicable state law require a separate vote of any c lass. Class R has a non-cumulative voting right for the election of directors. Each outstanding share is fully paid and non-assessable, and each is freely transferable. There are no liquidation, conversion, or preemptive rights.

NSAR/Shgf/Sub Item 77I 4-30-03